 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Wiederhorn, Andrew A. (Last) (First) (Middle) 1410 SW Jefferson Street (Street) Portland, OR 97201 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Fog Cutter Capital Group Inc. FCCG 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 09/30/2002 5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
X Officer (give title below)        Other (specify below)

Description           Chairman, CEO, Secretary, Treasuer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	A/D	Price
Commom Stock								$52,000	D
Common Stock								$629,255	I	By Spouse
Common Stock								$951,709	I	By LP (1)(2)
Common Stock								$13,826	I	By LLC(1)(3)
Common Stock	09/13/02		P		30,863	A	$3.04	95,476	I	By Minor Children
Common Stock								$5524	I	By Cust. Acct.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)		5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5)		6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
				Code	V	A	D	DE	ED	Title	Amount or Number of Shares
Stock Options (right to receive from Trust)	$0.00	9/30/02		A		112,500		(5)	09/30/07	Common Stock	112,500	$0.00	112,500	D
Stock Options (right to buy)	$4.53	09/30/99		A		630,000		(4)	09/30/09	Common Stock	630,000	$4.53	630,000	D
Explanation of Responses:

(1)The Reporting Person disclaims beneficial ownership of these securities, and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of said securities for purposes of Section 16 or for any other purpose.

(2)These securities are held by TTMM, LP, a partnership controlled by the spouse of the Reporting Person. TTMM, LP owns 49.619% of the interests of WM Starlight Investments, LLC.

(3)These securities are held by WM Starlight Investments, LLC, a limited liability company. The Reporting Person's spouse is the managing member and owner of 50.381% of the interests of WM Starlight Investments, LLC. TTMM, LP is the owner of the remaining interests.

(4)Vest 1/4 per year.

(5) Vests in Five Years.

By: /s/ Andrew A. Wiederhorn 10/2/2002 ** Signature of Reporting Person Date SEC 1474 (8-02)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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